Exhibit 23.1

The Board of Directors

HDFC Bank Limited

We consent to the incorporation by reference in the registration statement (No. 333-201852) on Form F-3 of HDFC Bank Limited of our reports dated July 30, 2015, with respect to the consolidated balance sheet of HDFC Bank Limited and subsidiaries (the “Company”) as of March 31, 2015 and the related consolidated statement of income, shareholders’ equity, cash flows, and comprehensive income for the year ended March 31, 2015, and all related financial statement schedules and the effectiveness of internal controls over financial reporting as of March 31, 2015, which reports appear in the March 31, 2015 annual report on Form 20-F of the Company.

/s/ KPMG

Mumbai, India

July 30, 2015